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12060468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Double Eagle Securities of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6610 N. University Dr, Suite 250
(No. and Street)

Tamarac (City) FL (State) 33321 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUM + COMPANY, PA (Joel Baum, CPA)
(Name – *if individual, state last, first, middle name*)

605 Lincoln Rd, Suite 210 Miami, FL 33139
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel L. Bertucelli, FINOP + REG Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Double Eagle Securities of America, Inc, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


NAOMI M. EVANS
Comm# DD0763114
Expires 3/8/2012
Florida Notary Assn., Inc

2/27/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAUM & COMPANY, P.A.
Certified Public Accountants
605 Lincoln Road – Suite 210
Miami Beach, Florida 33139
(305) 672-1230

INDEPENDENT AUDITORS' REPORT

Double Eagle Securities of America, Inc.
Tamarac, Florida

We have audited the accompanying statement of financial condition of Double Eagle Securities of America, Inc. as of December 31, 2011 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Double Eagle Securities of America, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 23, 2012
Miami Beach, Florida

Baum & Company PA

DOUBLE EAGLE SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
605 Lincoln Road – Suite 210
Miami Beach, Florida 33139
(305) 672-1230

INDEPENDENT AUDITORS' REPORT

Double Eagle Securities of America, Inc.
Tamarac, Florida

We have audited the accompanying statement of financial condition of Double Eagle Securities of America, Inc. as of December 31, 2011 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Double Eagle Securities of America, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 23, 2012
Miami Beach, Florida

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

Current Assets	
Cash in bank and cash equivalents	$74,124
Commission receivable	4,941
Total Current Assets	79,065
Fixed Assets (net)	- 0 -
Total Assets	$ 79,065

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$ 590
Stockholder's Equity	
Common Stock, no par value 1,000 shares authorized, issued and outstanding	8,500
Retained Earnings	69,975
Total Stockholder's Equity	78,475
Total Liabilities and Stockholders' Equity	$79,065

See accompanying notes to financial statements.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	$ 28,851	
Operating Expenses:		
Professional fees		1,850
Compensation and commissions		8,192
General & Administrative Expenses		6,539
Total Operating Expenses		16,581
Net Income before Other Income		12,270
Other Income (expense)		
Interest Income		134
		134
Net Income before Provision for Income Taxes		12,404
Provision for Income Taxes		- 0 -
Net Income		$ 12,404

See accompanying notes to financial statements.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities:		
Net Income		$ 12,404
Adjustment to reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	137	
Changes in Assets and Liabilities		
Increase in Commissions Receivable		(1,166)
Increase in Accounts Payable and Accrued Expenses		76
–		
Net Cash Provided by Operations		(11,451)
Net Decrease in cash		(11,451)
Cash and Cash Equivalents - beginning		62,673
Cash and Cash Equivalents - ending		$ 74,124

See accompanying notes to financial statements.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	Common Stock	Retained Earnings
Balance - 12/31/10	$ 8,500	$ 57,571
Net Income	- 0 -	12,404
Balance - 12/31/11	$ 8,500	$ 69,975

See accompanying notes to financial statements

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on June 23, 1997 in the State of Florida. The Company has registered with the Securities Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies. The Company in accordance with its exemption under SEC Rule 15c3-k3(k)(1), holds no customer funds and all investor payments are made directly to the investment companies.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less. The cash funds in a savings account at ETrade Bank have been treated as cash in bank.

C.) Revenue Recognition

Revenues consist entirely of commissions received from various investment companies when earned, which is defined as when customer funds are received by the investment company and expenses are recognized, when incurred.

D.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its sole stockholder. Therefore, no provision for income taxes has been made in the financial statements.

E.) Management Estimates

The preparation of financial statements in conformity with U S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2011 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Marketable Investments

The Company reflects its marketable investments in accordance with ASC 820 which adjusted the carrying value to fair market value.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 2 RESTRICTIVE COVENANTS

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $ 5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 COMMITMENTS

The Company shares an office facility paid for by an affiliated company. Commencing September 2010, the Company pays $ 328 per month for its respective use of the office and other common costs incurred.

NOTE 6 RELATED PARTIES

The shareholder of the Company received compensation of $ 6,000 in 2011.

NOTE 7 FIXED ASSETS

The fixed assets consists of $ 1,587 of office equipment being depreciated over 7 years on the straight-line method of depreciation. The depreciation for 2011 was $ 137.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.

Schedule I
Supplemental Information
STATEMENT OF COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2011

Total Assets	$ 79,065
Less: Liabilities	4,941
Net Capital before other charges	74,124
Charges against Capital Haircut	- 0 -
Net Capital	$ 74,124

Schedule II
Supplemental Information
STATEMENT OF COMPUTATION OF BASIS NET CAPITAL REQUIREMENT
DECEMBER 31, 2011

Net Capital	$ 74,124
Net Capital Required	5,000
Excess Net Capital	69,124

Schedule III
Supplemental Information
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2011

Net capital per Audited Financial Statements	$ 74,124
Net capital per Focus Report - Part II A	74,052

Net Difference	72

- 8

DOUBLE EAGLE SECURITIES OF AMERICA, INC.

Schedule IV
Supplemental Information
STATEMENT OF COMPUTATION OF AGGREGATE INDEBTIVENESS
DECEMBER 31, 2011

Total Liabilities from the Statement of Financial Condition	$ 590
Percentage of Aggregate Indebtiveness to Net Capital	nil

BAUM & COMPANY, P.A.
Certified Public Accountants
605 Lincoln Road – Suite 210
Miami Beach, Florida 33139
(305) 672-1230

To the Board of Directors
Double Eagle Securities of America, Inc.

In planning and performing our audit of the financial statements of Double Eagle Securities of America, Inc. (the company), as of and for the year ended December 31, 2011, in accordance with auditing standards accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the (consolidated) financial statements, but not for the purpose of an opinion on the effectiveness of the Company's internal control.
Also as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. hComplying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of the Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and their practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.
Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-6(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
A *control deficiency* exists when the design or operation of a control does not allow management or

employees, in the normal course of performing their assigned functions, to detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies , in internal control that is less severe than a material weakness, yet important enough to merit attention with those charged with gove

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for the purposes in accordance with the Securities Exchange Act of 1934 and related regulations , and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Security Exchange Act of 1934 in their regulation of registered brokers and dealers, and not intended to be and should not be used by anyone other than those specific parties.

February 23, 2012
Miami Beach, Florida